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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)
                            PRICELLULAR CORPORATION
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                                (NAME OF ISSUER)

                             CLASS A COMMON STOCK,
                                 $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                  741504 10 4
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                                 (CUSIP NUMBER)

                        RICHARD D. TRUESDELL, JR., ESQ.
                             DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 5, 1996
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                                                  (Continued on following pages)
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    (1) The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                      13D

CUSIP NO. 741504 10 4                                          PAGE 2 OF 7 PAGES

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(1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     PRICE COMMUNICATIONS CORPORATION
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(2) Check the Appropriate Box if a Member of a Group                    (a)  / /
                                                                        (b)  / /

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(3) SEC Use Only

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(4) Source of Funds

     WC
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                                      / /

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(6) Citizenship or Place of Organization

     Delaware, United States of America
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
Number of      (7) Sole Voting Power           2,799,688
Shares
Beneficially   (8) Shared Voting Power         0
Owned by
Each           (9) Sole Dispositive Power      2,799,688
Reporting
Person with    (10) Shared Dispositive Power   0

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,799,688

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       / /

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(13) Percent of Class Represented by Amount in Row (11)
     17.2%*
     * See response to Item 5 below.

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(14) Type of Reporting Person (See Instructions)

     CO
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     The following information amends and supplements the Schedule 13D dated
February 9, 1996.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of PriCellular Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 45 Rockefeller Plaza, New York, NY 10020.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Price Communications Corporation, a Delaware corporation ("Price Communications").

     Price Communications is a nationwide communications company whose principal business is owning and operating television stations and other communications properties.

     The address of the principal business and principal offices of Price Communications is 45 Rockefeller Plaza, New York, NY 10020.

     Price Communications has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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ITEM 3.  SOURCE AND AMOUNT OF CONSIDERATION

     The source of funds used in making the purchases was available working capital of Price Communications. The aggregate purchase price was $5,000,000 (500,000 shares at a purchase price of $10.00 per share). See Item 4.

ITEM 4.  PURPOSE OF THE TRANSACTION

     On August 5, 1996, Price Communications purchased 500,000 shares of Class A Common Stock of the Company in the public offering of 2,500,000 shares of Class A Common Stock pursuant to a Registration Statement on Form S-3 (Reg. No. 333-03737).

     Price Communications purchased the shares for investment purposes. Price Communications intends, however, to continue to review its investment in the Company on the basis of various factors, including the Company's businesses, results of operations, financial condition and future prospects, conditions in the securities market and general economic and industry conditions. Based upon such review, it will take such actions as it may deem appropriate in light of the circumstances existing from time to time. In this connection, it may, subject to market conditions and other factors that it may deem relevant, (i) purchase or otherwise acquire additional shares from time to time in the open market, in privately negotiated transactions or otherwise, or (ii) sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers or otherwise. Price Communications does not currently have any plans or proposals relating to the activities described in paragraphs
(a)-(j) of Item 4 of Schedule 13D, except with respect to sales or transfers of portions of the warrants to certain existing stockholders of the Company.

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ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) Price Communications is the beneficial owner of 2,788,688 shares of Class A Common Stock, representing 17.2% of the total number of shares of Class A Common Stock outstanding as# of August 5, 1996.(1) The 2,788,688 shares consist of (A) 1,333,000 shares of Class A Common Stock held by Price Communications and (B) warrants held by Price Communications that are currently exercisable to purchase 1,455,688 shares of Class B Common Stock, par value $.01 per share, of the Company ("Class B Common Stock"), which shares are convertible at the option of the holder into shares of Class A Common Stock. As a Director and as the President, Chief Executive Officer and Treasurer of Price Communications, Rober Price may be deemed to be the beneficial owner of the 2,788,688 shares.

     (b) Except as otherwise described herein, Price Communications does not have any sole or shared power to vote or to direct the vote of any shares of Class A Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Class A Common Stock.

     (c) In July 1996, Price Communications acquired a total of 11,000 shares of the Company's Class A Common Stock in open market purchases at prices of between $10.88 per share and $11.23 per share. Except as described in the foregoing sentence and for the acquisition by Price Communications of the 500,000 shares of Class A Common Stock described herein, no transactions in shares of Common Stock have been effected during the past 60 days by

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(1 Any security that Price Communications has the right to acquire within 60 days is deemed to be outstanding for the purposes of calculating Price Communications' ownership percentage, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other reporting person. According to information provided by the Company, on August 5, 1996, 14,829,674 shares of Class A Common Stock and 15,964,596 shares of Class B Common Stock were outstanding.

                                  Page 5 of 7
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Price Communications nor by any other person controlling Price Communications.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF
        THE ISSUER.

     There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein.

ITEM 7.  MATERIAL FILED AS EXHIBITS.

     None.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

     Dated: August 15, 1996

                                          PRICE COMMUNICATIONS CORPORATION

                                          By /s/ Robert Price
                                            -----------------------------------

                                            Name:  Robert Price
                                            Title: President

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